Stock Offering Solutions
Fee Schedule

Initial Setup Fee	$5,000.00
Escrow Fee	$5,000.00-$9,000.00
Money Handling	
Wire Transfer (per shareholder)	$35.00
Account Reconciliation Fee (monthly)	$200.00
Accounting and Account Maintenance	
New Investor	$50.00
Cancelled Investor	$10.00
Investor Account Maintenance (monthly)	$200.00 for fewer than 150 investor accounts $350.00 Between 151 and 300 investor accounts $150.00 For each 200 investor account increment after 300 investor accounts
Other fees	
Special Handling (per hour)	$35.00
Research (per hour, two-hour minimum)	$75.00